UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-256665

Abits Group Inc

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On November 16, 2023, the Registrant issued a press release announcing the change of its corporate name from “Moxian (BVI) Inc” to “Abits Group Inc”. In connection with the name change, the Registrant’s ordinary shares will begin trading under a new ticker symbol “ABTS” effective before the opening of trading on November 17, 2023.

On October 25, 2023, the Board of Directors of the Registrant approved to change the Registrant’s name from Moxian (BVI) Inc to Abits Group Inc. On November 14, 2023, the British Virgin Islands Registrar of Corporate Affairs issued the certificate of name change to the Registrant. A copy of the Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1, and a copy of the new Specimen Share Certificate is attached as Exhibit 2.1.

On November 16, 2023, the Registrant issued a press release entitled “Moxian Announces Name Change to Abits Group Inc.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
1.1	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Share Certificate of Abits Group Inc
99.1	Press release dated November 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abits Group Inc

Date: November 16, 2023	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer